SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice on results of the purchasing program of treasury stock (Thursday, March 23, 2006)

2.	Notice on retirement of shares (Thursday, March 23, 2006)

3.	Notice of Change of Management (Thursday, March 23, 2006)

4.	Notice on restructuring of Kubota Construction Co., Ltd. (Thursday, March 30, 2006)

March 23, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the purchasing program of treasury stock

Please be advised that the purchasing program of treasury stock established at the Board of Directors’ Meeting on December 16, 2005 pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code has expired, and the results are as follows.

1. Results of purchase of treasury stock

(1) Term of purchase:	From December 19, 2005 to March 22, 2006

(2) Total number of shares purchased:	8,100,000 shares (0.6% of the total numbers of shares issued)

(3) Total amount of shares purchased:	¥7,638,300,000

(4) Method of purchase:	Purchase on the market at Tokyo Stock Exchange

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on December 16, 2005.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation

	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)

	Amount of shares to be purchased:	Not exceeding ¥10.5 billion

	Term of validity:	From December 19, 2005 to March 22, 2006

2)	Total amount of treasury stock purchased from June 27, 2005 to March 22, 2006, pursuant to the resolutions of Board of Directors’ Meeting.

	Total number of treasury stock purchased:	16,187,000 shares (1.2% of the total numbers of shares issued)

	Total amount of treasury stock purchased:	¥14,755,812,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

March 23, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on retirement of shares

Please be advised that Kubota Corporation (hereinafter “the Company”), at its Board of Directors’ Meeting held on March 23, 2006, resolved to retire shares of common stock of the Company pursuant to Article 212 of the Commercial Code of Japan as follows:

1.	Type of shares to be retired :

Shares of common stock of the Company

2.	Number of shares to be retired :

17,300,000 shares (1.3% of total number of shares issued)

3.	Date of retirement of shares :

March 31, 2006 (planned)

(Reference)

After the above retirement of shares, total number of shares issued will be 1,299,869,180.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

March 23, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on March 23, 2006 to change some representative directors and the titles of some members of the Board of Directors, and that the Board of Directors also resolved the Company would propose to appoint and retire some members of the Board of Directors at the ordinary general meeting of shareholders to be held in June 2006. Details are as follows;

1) Changes of the representative directors

Name	New Title	Current Title
Moriya Hayashi	Executive Vice President and Representative Director	Executive Managing Director

Akio Nishino	Director	Executive Vice President and Representative Director

Date of assuming office (scheduled) April 1, 2006

2) Changes of the titles

Name	New Title	Current Title
Yasuo Masumoto	Executive Managing Director	Managing Director

Yoshihiko Tabata	Managing Director	Director

Kazunobu Ueta	Managing Director	Director

Date of assuming office (scheduled) April 1, 2006

3) Candidates for new members of the Board of Directors

Name	New Title	Current Title
Nobuyo Shioji	Director	General Manager, Construction Machinery Division

Takeshi Torigoe	Director	General Manager, Steel Castings Division

Satoru Sakamoto	Director	Deputy General Manager, Air Condition Equipment Division

Hideki Iwabu	Director	General Manager, Sewage Engineering Dept. II

Date of assuming office (scheduled) June 2006

4) Retirement of directors (Expiration of the term of office)

Name	Current Title
Akio Nishino	Director

Takashi Shoji	Director

Date of retirement (scheduled) June 2006

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

March 30, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on restructuring of Kubota Construction Co., Ltd.

Please be advised that Kubota Construction Co., Ltd (hereinafter “Kubota Construction”) which is a wholly-owned subsidiary of Kubota Corporation (hereinafter “the Company”) has decided to restructure its business.

1.	Profile of the Company

•	Name: Kubota Construction Co., Ltd.

•	Date of foundation: April, 1955

•	Capital: One billion Yen

•	Head Office: 6-22 Akashi-cho, Chuo-ku, Tokyo

•	Representative: Mr. Hideaki Muroya, President and Representative Director

•	Number of employees: Approximately 400 (March 1, 2006)

•	Business: design and construction of watersupply and a sewerage systems, general and agricultural engineering works, building of architecture

•	Sales: ¥29.2 billion (Fiscal year ended March 31, 2005)

2.	Outline of restructuring

(1) Discontinue receiving orders from public sectors and orders of constructing condominium

Profitability of construction business in public works related fields, which is a mainstay of Kubota Construction, has deteriorated due to declining demands and intensifying competition. Kubota Construction concluded recovery of profitability in this business could not be expected and decided to discontinue receiving orders from public sectors. Kubota Construction also decided to discontinue receiving orders of constructing condominium because of poor profitability of this business.

(2) Transfer the remaining business from Kubota Construction to another subsidiary of the Company

Kubota Construction has technical competitiveness in engineering works that require special technology, centering on so-called mini-shield method. (Mini-shield method is a technology for laying pipes underground without removing structures on the ground).

Kubota Construction plans to restructure its business within one year by transferring the competitive business and other business in private sector and overseas market as well as orders placed by the Company to another subsidiary of the Company.

After completion of the above restructuring, Kubota Construction is to be liquidated. The orders that were received by Kubota Construction will be complete by the company which will succeed the business of Kubota Construction or the Kubota Group.

3.	Background

(1) Changing business environment and deteriorated profitability

The market for Kubota Construction shrank considerably reflecting the fact that construction investment of public sector decreased by 50% compared with 10 years before, which is a main market for Kubota Construction. Due to fierce competition together with shrinking market, sale of Kubota Construction declined to half of ¥47 billion which was highest sales recorded in the fiscal year ended March 31, 1995. The profitability also deteriorated and it is forecasted to have deficits for consecutive 5 years.

(2) Occurrence of a misconduct of obstructing competitive bidding

Kubota Construction started a revival plan in April 2005 as a countermeasure to the deteriorated earnings, which included decreasing the number of employees and reduction of costs and expenditures.

However last July, soon after starting the plan, the general manager of Kubota Construction was arrested on a charge of obstructing competitive bidding of constructions which were ordered by Tokyo Metropolitan Government Bureau of Waterworks. Because of this scandal, many public agencies stopped placing orders with Kubota Construction.

The fact-finding committee has already investigated the circumstances of the misconduct and the general manager concerned will be fired at the end of this March according to an internal rule.

4.	Financial outlook

The Company’s consolidated financial forecasts for the year ending in March 2006 remain unchanged from the released forecasts on February 2, 2006.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: April 4, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department